Filed Pursuant to Rule 433
Registration Statement No. 333-171965
Registration Statement No. 333-171965-01
January 31, 2011
NOBLE HOLDING INTERNATIONAL LIMITED
UNCONDITIONALLY GUARANTEED BY
NOBLE CORPORATION (CAYMAN ISLANDS)
3.050% SENIOR NOTES DUE 2016
4.625% SENIOR NOTES DUE 2021
6.050% SENIOR NOTES DUE 2041

Issuer:	Noble Holding International Limited

Guarantor:	Noble Corporation (Cayman Islands)

	SENIOR NOTES DUE	SENIOR NOTES DUE	SENIOR NOTES DUE
	2016	2021	2041
Security Description:	3.050% Senior Notes	4.625% Senior Notes	6.050% Senior Notes
	due 2016	due 2021	due 2041

Principal Amount:	$300,000,000	$400,000,000	$400,000,000

Maturity Date:	March 1, 2016	March 1, 2021	March 1, 2041

Benchmark Treasury:	2.000% due January	2.625% due November	3.875% due August
	2016	2020	2040

Benchmark Treasury Yield:	1.955%	3.392%	4.594%

Spread to Benchmark Treasury:	+110 bps	+125 bps	+150 bps

Yield to Maturity:	3.055%	4.642%	6.094%

Coupon:	3.050%	4.625%	6.050%

Initial Price to Public:	99.975% per Senior	99.860% per Senior	99.389% per Senior
	Note	Note	Note

Proceeds to Issuer before expenses:	$298,125,000	$396,840,000	$394,056,000

Optional Redemption Provisions:	Make-whole call at	Make-whole call at	Make-whole call at
	any time at a	any time at a	any time at a
	discount rate of	discount rate of	discount rate of
	Treasury plus 20	Treasury plus 20	Treasury plus 25
	bps	bps	bps

CUSIP / ISIN:	65504LAE7/	65504LAF4/	65504LAG2/
	US65504LAE74	US65504LAF40	US65504LAG23

Interest Payment Dates:	Semi-annually on March 1 and September 1, commencing on September 1, 2011

Trade Date:	January 31, 2011

Settlement Date:	February 3, 2011

Ratings* (S&P/Moody’s/Fitch):	A- (negative outlook) / Baa1 (stable) / A- (negative outlook)

Legal Format:	SEC Registered

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc. Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	HSBC Securities (USA) Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. BNP Paribas Securities Corp. DnB NOR Markets, Inc. Citigroup Global Markets Inc.
     *Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you a copy of the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.